MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	EGL, Inc.

DATE:	September 16, 2005

RE:	EGL, Inc. Tender Offer Statement on Schedule TO-I (File No. 005-49709)
Response to SEC Staff Comments dated September 12, 2005 and September 15, 2005
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated September 12, 2005 and September 15, 2005 regarding the Tender Offer Statement on Schedule TO-I (as amended, the “Schedule TO-I”) of EGL, Inc., a Texas corporation. Where applicable, our responses indicate the additions or revisions we included in Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”), which we are filing with the Commission today. For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in the Offer to Purchase, which has been filed previously as an exhibit to the Schedule TO-I.
     We respectfully request that the Staff review Amendment No. 2 and our responses at its earliest convenience. As requested in the Staff’s letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response to Staff Comments Dated September 12, 2005
Schedule TO-I
General
1.	We note that your amendment to the Schedule TO-I, filing Exhibit (a)(l)(vi), the Letter to Participants in EGL’s Employee Stock Purchase Plan, was filed September 6, 2005. Please tell us when the letter was provided to the employee stock purchase plan holders. We note that the letter is dated August 31, 2005. If the letter was not provided to holders on August 31, 2005, please tell us how, given such circumstances, this tender offer shall remain open until the expiration of at least twenty business days from its commencement, as required by Rule 13e-4(f)(1)(i) given your current expiration time and date of 5:00 pm on September 28, 2005. Please see Rule 13e-4(a)(4).

Response: An issuer tender offer commences on the date that the issuer has “first published, sent or given the means to tender to security holders.” See Rule 13e-4(a)(4). The “means to tender” includes the “transmittal form or a statement regarding how the transmittal form may be obtained.” See Rule 13e-4(a)(4). Under Rule 13e-4(e)(iii), a tender offer will be deemed to be published, sent or given to security holders if (1) a summary advertisement containing the information required by Rule 13e-4(d)(3) is published in a newspaper with national circulation on the commencement date and (2) the issuer mails or otherwise promptly furnishes the statement required by Rule 13e-4(d)(1) and a letter of transmittal to any security holder who requests a copy.
We commenced the tender offer in the manner contemplated by Rule 13e-4(e)(iii) on August 30, 2005 by publishing a summary advertisement containing the information required by Rule 13e-4(d)(3) in The Wall Street Journal, a newspaper with national circulation, on that date. The last paragraph of the summary advertisement stated that copies of the Offer to Purchase and the related letter of transmittal may be obtained, at our expense, by contacting the information agent for the tender offer at the address or phone number included in the summary advertisement, thereby providing security holders with the means to request a copy of the tender offer materials. The summary advertisement has also been filed as an exhibit to the Schedule TO-I. Notwithstanding that Rule 13e-4(e)(iii) requires that we mail copies of the Offer to Purchase and letter of transmittal to security holders only upon request, we mailed a copy of these materials to all record holders of our common stock.
There are approximately 1,400 participants in the Plan holding approximately 140,000 (or approximately 0.3%) of the common stock. Upon and after commencement of the tender offer, participants in the Plan were informed of the tender offer and the means to tender in several ways:
•	by the summary advertisement directing that security holders may contact the information agent to request a copy of the Offer to Purchase and letter of transmittal;

•	by the Offer to Purchase, which has been mailed to all security holders and contains information addressed to Plan participants (for example, please read the question “How to participants in our Employee Stock Purchase Plan participate in the tender offer?” under the caption “Summary Term Sheet” and the paragraph entitled “Employee Stock Purchase Plan” under the caption “3. Procedures for Tendering Shares”);

•	if the participants are current employees, by the Employee Question and Answer document (which was filed as an exhibit to the Schedule TO-I) that was made available to all of our employees and contains information addressed to Plan participants; and

•	by the Letter to Participants in EGL’s Employee Stock Purchase Plan from Smith Barney, administrator of our Plan, that was mailed to all participants in the Plan by Smith Barney.

The Letter to Participants in EGL’s Employee Stock Purchase Plan was prepared by Smith Barney in a manner consistent with their internal procedures regarding tender offers of this nature, and distributed by Smith Barney. The letter is largely duplicative of information contained in the Offer to Purchase. Smith Barney has informed us that the Letter to Participants in EGL’s Employee Stock Purchase Plan was sent to Plan participants on September 7, 2005. To our knowledge, neither the information agent nor Smith Barney has received a request for a copy of the Offer to Purchase or the means to tender from a Plan participant.

For the reasons discussed above, the tender offer commenced on August 30, 2005 by the publication of the summary advertisement in The Wall Street Journal on that date. In accordance with Rule 13e-4(f)(1)(i), we are holding the tender offer open for at least 20 business days from the date of commencement. The tender offer is currently scheduled to expire at 5:00 p.m. on September 28, 2005.
Forward-Looking Statements, page 7
2.	We reference your statement that except as required by law, you “are not under any obligation and do not undertake to make publicly available any update or other revision to any of these forward-looking statements to reflect circumstances existing after the date of this Offer to Purchase or to reflect the occurrence of future events even if experience or future changes make it clear that any projected results expressed or implied herein or in any other document will not be realized.” Under certain circumstances you may incur an obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders pursuant to Rule 13e-4(e)(3). Please tell us your plans in this regard.

Response: We confirm and acknowledge our obligation to revise the offer materials to reflect material changes in the information disseminated to our security holders pursuant to Rule 13e-4(e)(3) under the Exchange Act. We prefaced the above-referenced sentence in the Offer to Purchase with an exception for legally required disclosure in order to acknowledge that obligation and to alert our security holders that revised offer materials may be disseminated.
Determination of Validity. . . ., page 21
3.	We note your statement that your “interpretation of the terms of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled “Conditions of the Tender Offer.”

Response: In Amendment No. 2, we have revised the third sentence in the fourth full paragraph on page 21 of the Offer to Purchase to read as follows:

“We also reserve the absolute right to waive any defect or irregularity in any tender of particular shares, and our interpretation of the terms of the tender offer (including instructions in the Letter of Transmittal) will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters.”
Amendment No. 2 also amends the last sentence of the last paragraph under the caption “7. Conditions of the Tender Offer.” to read as follows:
“Any determination or judgment concerning the events described above shall be made by us with final determination subject to a court of law having jurisdiction regarding such matters.”
Conditions of the Tender Offer, page 24
4.	Please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business days after the financing condition has been waived or satisfied. Please tell us your plans in this regard.

Response: As described in the Offer to Purchase under the caption “9. Source and Amount of Funds.”, we have entered into binding commitment letters with Banc of America Securities LLC, Bank of America, N.A. and Banc of America Mezzanine Finance LLC, which have been filed as exhibits to the Schedule TO-I. These commitment letters, which are subject to customary conditions, provide for a $250 million revolving credit facility and a $150 million bridge facility. After the expiration of the tender offer and subject to market conditions, we currently intend to enter into $150 million of alternative debt financing, which financing would reduce, on a dollar-for-dollar basis, the proposed $150 million bridge facility. This “alternative debt financing” will be in the form of senior notes issued to a limited number of institutional and other qualified investors. We used the term “alternative debt financing” in the Offer to Purchase to avoid general solicitation concerns associated with the issuance of the notes. Please see our response to comment 9 below. Although the tender offer is conditioned on our completion of the financing set forth in the binding commitment letters, it is not conditioned on the placement of the senior notes. We do not expect to issue the senior notes prior to the expiration of the tender offer.

Our understanding is that the Staff does not consider a tender offer to be subject to a financing contingency if the issuer has binding commitment letters that are subject only to the fulfillment of customary conditions. We believe that our financing plans for the tender offer are consistent with the Staff’s historical position regarding the absence of a financing contingency and, therefore, we do not believe it is necessary to extend the tender offer or waive any of its conditions if our financing for the tender offer is consistent with the terms of the commitment letters and the lenders perform thereunder as expected. Please see our response to the Staff's September 15, 2005 comment below for more information.

For the avoidance of doubt, in Amendment No. 2 we have revised the first offer condition under the caption “7. Conditions of the Tender Offer.” to read as follows:

     “(1) the lenders who have executed the Commitment Letters described in Section 9 fail to provide the financing contemplated in such letters;”
5.	In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is “triggered.” However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

Response: We confirm and acknowledge that we may not tacitly waive an offer condition by failing to assert it. We will expressly and publicly disclose the waiver of an offer condition and comply with any obligations that may arise under the Exchange Act that result from such waiver.

6.	We refer to the first sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances giving rise to such event” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure found here and in the last paragraph. Please make corresponding revisions throughout your document including, but not limited to, the first sentence of the last paragraph of this section.

Response: In Amendment No. 2, we have revised the disclosure under the caption “7. Conditions of the Tender Offer.” to delete the phrase “and regardless of the circumstances giving rise to such event” in the first paragraph and to delete the phrase “and may be asserted by us regardless of the circumstances giving rise to any such condition” in the first sentence of the last paragraph.

7.	We note your second offer condition at the third bullet regarding any event or events occurring that “in [your] reasonable judgment, would or is reasonably likely to directly or indirectly materially and adversely affect you or your subsidiaries’ business, condition (financial or otherwise,) income, operations or prospects. . . .” Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response: In Amendment No. 2, we have revised the Offer to Purchase as follows to change the phrase “condition (financial or otherwise)” to “financial condition” and to delete the word “prospects”:

•	In the answer to the question “Are there any conditions to the tender offer?” under the caption “Summary Term Sheet” we have:
•	revised the third bullet point to read as follows:

“No legal action shall have been threatened, pending or taken that challenges or affects the tender offer or materially and adversely affects our business, financial condition, assets, income or operations, or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 9,615,000 shares in the tender offer.”

•	revised the fifth bullet point to read as follows:

“No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, financial condition, income or operations, or otherwise materially impair the contemplated future conduct of our business, shall have occurred.”

•	revised the tenth bullet point to read as follows:

“No material adverse change in our and our subsidiaries’ business, financial condition, assets, income or operations shall have occurred or been threatened.”
•	Under the caption “7. Conditions of the Tender Offer.” we have:
•	revised the second offer condition at the third bullet point to read as follows:

“materially and adversely affect our and our subsidiaries’ business, financial condition, income or operations, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our subsidiaries;”

•	revised the third offer condition at the fifth bullet point to read as follows:

“any decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on August 29, 2005, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt security offerings in the United States, or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, financial condition, assets, income or operations, taken as a whole, or in the trading in our shares, or the proposed financing for the tender offer, or on the benefits of the tender offer to us, or”

•	revised the sixth offer condition to read as follows:

“(6) any change shall have occurred in, or we learn of events or circumstances that are reasonably likely to affect, the business, financial condition, assets, income or operations of us or our subsidiaries, taken as a whole, that, in our judgment, is or may reasonably likely be material and adverse to us or our subsidiaries, or the benefits of the tender offer to us; or”
8.	We reference the first sentence of your sixth offer condition. Please refer to the comment above and make the corresponding revision to condition number six. Further, describe what you mean by any change occurring or threatened in your “stock ownership” that is contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a “threatened” change as contemplated by this condition. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response: As set forth in our response to comment 7 above, in Amendment No. 2 we have revised the sixth offer condition under the caption “7. Conditions of the Tender Offer.” to (1) make the corresponding revision requested by the Staff, (2) change the phrase “been threatened” to “we learn of events or circumstances that are reasonably likely to affect” and (3) delete the word “stock ownership.”
Source and Amount of Funds, page 26
9.	We note that you expect to repay the $150 million of borrowing under the bridge facility from $150 million of “alternative debt financing.” Such alternative debt financing appears to be indirect borrowed funds for the purpose of the transaction, as contemplated by Item 1007(d) of Regulation M-A. Please provide the information required by this item.

Response: We are currently engaged in the preliminary marketing of $150 million of senior notes to a limited number of institutional and other qualified investors. This financing would reduce, on a dollar-for-dollar basis, the $150 million bridge facility. We currently expect this financing to close, if at all, after the expiration of the tender offer. We referred to this financing as “alternative debt financing” in the Offer to Purchase to avoid general solicitation concerns associated with the issuance of the notes. As discussed with the Staff and in response to its comment, we have described the terms of the senior notes in a Current Report on Form 8-K, which we have incorporated by reference into Amendment No. 2.

Certain Information Concerning Us, page 29
10.	We note that you incorporate the financial statements by reference. Please clearly identify the information incorporated by page, paragraph, caption or otherwise. Please see Instruction 3 to Item 10 of Schedule TO.

Response: In Amendment No. 2, we have revised the Schedule TO-I to change the first sentence of the seventh paragraph under the caption “10. Certain Information Concerning Us.” to read as follows:
“We incorporate by reference the financial statements and notes thereto in (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which appear on pages F-1 to F-55 and on page S-1 in such report, and (2) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which appear on pages 1 to 19 in such report.”
Fees and Expenses, page 38
11.	Please tell us if you will pay a fee to the dealer manager based on the number of shares tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. See Rule 13e-4(f)(8)(ii). Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Banc of America Securities LLC?

Response: We will pay Banc of America Securities LLC a fee of (1) $250,000 and (2) $0.025 for each share purchased in the tender offer. We have also agreed to reimburse Banc of America Securities for certain expenses. Banc of America Securities has informed us that while it currently holds in its own proprietary accounts certain shares of common stock of EGL, Inc. it does not intend to and will not tender any such shares in the tender offer. We intend to obtain written confirmation from Banc of America Securities of its intent. For the foregoing reasons, we do not believe that we will pay fees to Banc of America Securities in violation of Rule 13e-4(f)(8)(ii).
Response to Staff Comment Dated September 15, 2005
Schedule TO-I
Conditions of the Tender Offer, page 24
1.	We note your proposed amendment and response to prior comment four. Your inclusion of a financing condition in spite of having obtained binding commitment letters providing the financing required to complete the tender offer suggests that the commitment letters may be unreliable. Binding commitment letters should render a financing condition unnecessary. If you do not believe that the financing condition is unnecessary, please expressly state to us, in a supplemental response that includes supporting reasons, that the bidder’s receipt of financing is not a material change that would require the tender offer to remain open for at least five business days.

Response:

Source of Funds for Tender Offer and Disclosure of Terms to Shareholders

As disclosed in the Schedule TO-I and discussed with the Staff, we intend to obtain the funds necessary to purchase the shares tendered in the tender offer with $100 million of borrowings under a new $250 million revolving credit facility and $150 million of borrowings under a new bridge facility. We have entered into a commitment letter with Bank of America, N.A. and Banc of America Securities LLC, dated as of August 29, 2005, with respect to the revolving credit facility, and a commitment letter with Banc of America Securities LLC and Banc of America Mezzanine Finance LLC, dated as of August 29, 2005, with respect to the bridge facility. These commitment letters have been filed previously as exhibits to the Schedule TO-I, and summaries of the indicative terms and conditions of the borrowings under the commitment letters have been filed with the Commission on a Current Report on Form 8-K dated September 16, 2005, which has been incorporated by reference into the Schedule TO-I by Amendment No. 2.

Binding Commitments vs. Non-Binding Intentions

The Commission has historically recognized a distinction between firm, legally binding commitment letters — under which the parties cannot unilaterally withdraw — and non-binding financial intentions. See, e.g., the except from Securities Law Techniques, Volume 5, Chapter 72, “Williams Act — Tender Offer Regulation” Section 72.05[5][c], beginning on page 72-77, which has been provided to you under separate cover. Our commitment letters are binding commitments to provide financing on the terms and conditions set forth therein, and should not be evaluated in the same light as non-binding financial intentions.

Binding Commitment Letters Do Not Render a Condition Unnecessary

Your comment refers to our offer having a financing condition. It is possible that this terminology may be causing some confusion. Many tender offers are commenced without firm commitment financing in place — i.e., with a traditional “financing condition.” Our tender offer, by contrast, was commenced with binding commitment letters in place and is not conditioned on our ability to identify or obtain financing. We have identified our financing, disclosed its terms to our shareholders and are prepared to borrow the funds necessary to complete the tender offer on the terms described in the commitment letters. Unlike tender offers containing a true financing condition, our tender offer is only conditioned upon the lenders failure to provide the financing contemplated by the commitment letters, which is not within our control. Please see our revisions to the first offer condition under the caption “7. Conditions of the Tender Offer.” as described in response to Comment No. 4 above. This condition is best described as a “funding condition” and not as a “financing condition.”

Including a “funding condition” does not suggest that our binding commitment letters are unreliable. It is important to note that a lender’s decision to actually perform under its funding commitments is not within our control. Although we have no reason to believe that our lenders will not provide us the committed funds as expected in accordance with the terms set forth in the commitment letters and the Offer to Purchase, we nonetheless require the committed funds in order to purchase tendered shares. For this reason, we believe it is appropriate to include a “funding” condition as a condition to the tender offer consistent with the amended language we propose in our response to Comment No. 4 above.

If we were required to waive in advance the condition that the lenders provide the committed financing, then we would be at risk in the event that the lenders did not, in fact, make such financing available. We respectfully submit that there is no reason that we should bear such risk. Furthermore, in order for us to alleviate this risk, we would have to borrow $250 million well in advance of the expiration of the tender offer, even though we would not yet know the number of shares tendered, the price we would pay for each tendered share or whether any of the other conditions to the tender offer have been triggered. We respectfully submit that such a requirement would be costly and impractical.

Our Duty to Keep the Tender Offer Open If Definitive Financing Arrangements Differ Materially From Prior Disclosures

We expect to enter into definitive financing agreements on terms materially consistent with those described in the commitment letters and in the Offer to Purchase. For the reasons described in this response and in our response to Comment No. 4 above, we believe that as long as we execute definitive financing agreements on terms materially consistent with those described in the commitment letters and in the Offer to Purchase, it would not be necessary for us to waive the funding condition or extend the tender offer to reflect that we have entered into such agreements. However, if we execute definitive financing agreements that differ materially from what has been disclosed to investors, then we acknowledge that we would need to ensure that the tender offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the tender offer depending on when the disclosure takes place).

Receipt of Financing Is Not a Material Change

Our “receipt of financing” is not a material change that would require the tender offer to remain open for at least five business days. Shareholders have already been informed that we have committed financing available to us and have been provided summaries of the indicative terms and conditions of such financing. Our receipt of the funding pursuant to these commitments is not a material change to facts already disclosed to shareholders. We respectfully submit that shareholders do not need five business days to evaluate the fact that committed financing has been provided pursuant to prior binding commitments on terms and conditions that have been previously disclosed to them. We believe our view is in accordance with recognized practice.
*          *          *
     Given the nature of the change described above and as discussed with the Staff, we do not intend to recirculate any of the tender offer materials. When filed, amendments to the Schedule TO-I will be available to security holders on our website and on the Commission’s website.